EXHIBIT 99.1

North American Construction Group Ltd. Fourth Quarter and Year End Results Conference Call and Webcast Notification

ACHESON, Alberta, Feb. 01, 2023 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the Fourth Quarter and Year ended December 31, 2022 on Wednesday, February 15, 2023 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, February 16, 2023, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 79349092

A replay will be available through March 16, 2023, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 79349092
Playback Passcode: 349092

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at: https://viavid.webcasts.com/starthere.jsp?ei=1592861&tp_key=5cd7aa79d1

A replay will be available until March 16, 2023, using the link provided.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca